SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-A-002881-1

8-14088

RECEIVED FEB 28 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 365

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NORTHWESTERN MUTUAL INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 300, 611 East Wisconsin Avenue
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Chris Kelly 414-665-2313
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name — *if individual, state last, first, middle name*)

100 East Wisconsin Avenue, Suite 1500 (Address) Milwaukee (City) WI (State) 53202 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, J. Chris Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwestern Mutual Investment Services, LLC, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Assistant Treasurer

Title

Notary Public

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Northwestern Mutual Investment Services, LLC

Financial Statements
December 31, 2001 and 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Accountants

To the Board of Directors and Member of
Northwestern Mutual Investment Services, LLC

In our opinion, the accompanying statements of financial position and the related statements of income, changes in member's equity, and of cash flows present fairly, in all material respects, the financial position of Northwestern Mutual Investment Services, LLC at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 19, 2002

Northwestern Mutual Investment Services, LLC
Statements of Financial Position

	December 31, 2001	December 31, 2000
Assets		
Cash and cash equivalents	$ 31,309,237	$ 10,030,033
Due from member and affiliates:		
Northwestern Mutual Series Fund	2,986,731	3,342,258
Northwestern Mutual Life	1,851,822	2,401,531
Mason Street Funds	427,529	361,545
MGIC Investment Corporation	304,910	284,873
Other assets	488,669	117,090
Total assets	$ 37,368,898	$ 16,537,330
Liabilities and Member's Equity		
Due to Northwestern Mutual Life	$ 8,169,033	$ 8,762,929
Advisory fees payable	571,066	414,711
Other liabilities	397,075	40,500
Total liabilities	9,137,174	9,218,140
Member's equity	28,231,724	7,319,190
Total liabilities and member's equity	$ 37,368,898	$ 16,537,330

The accompanying notes are an integral part of these financial statements.

Northwestern Mutual Investment Services, LLC
Statements of Income

	Year ended December 31,	
	2001	2000
Revenues		
Commission income	$ 150,299,297	$ 183,500,351
Investment management and advisory income	41,385,994	44,386,300
Distribution management income	5,997,728	3,468,675
Interest and dividend income	544,361	605,696
Other income	14,863	3,912
Total revenues	198,242,243	231,964,934
Expenses		
Commission expense	150,106,474	183,367,012
Investment management and advisory fees	18,511,322	17,454,535
Administrative services	12,809,008	3,990,291
Other operating expense	3,103,848	1,207,604
Total expenses	184,530,652	206,019,442
Net income before taxes	13,711,591	25,945,492
Income tax expense	4,799,057	9,079,158
Net income	$ 8,912,534	$ 16,866,334

The accompanying notes are an integral part of these financial statements.

Northwestern Mutual Investment Services, LLC
Statements of Changes in Member's Equity
Years ended December 31, 2001 and 2000

	Member's Equity
Balance at December 31, 1999	$ 10,452,856
Net income	16,866,334
Dividends paid to member	(20,000,000)
Balance at December 31, 2000	7,319,190
Net income	8,912,534
Capital contribution from member	25,000,000
Dividends paid to member	(13,000,000)
Balance at December 31, 2001	$ 28,231,724

The accompanying notes are an integral part of these financial statements.

Northwestern Mutual Investment Services, LLC
Statements of Cash Flows

	Year ended December 31, 2001	2000
Operating activities		
Net income	$ 8,912,534	$ 16,866,334
Adjustments for changes in:		
Due from member and affiliates	819,215	(1,371,501)
Due to Northwestern Mutual Life	(593,896)	6,811,274
Advisory fees payable	156,355	(68,596)
Other, net	(15,004)	2,137,948
Net cash provided by operating activities	9,279,204	24,375,459
Financing activities		
Capital contribution from member	25,000,000	-
Dividends paid to member	(13,000,000)	(20,000,000)
Net cash provided by (used in) financing activities	12,000,000	(20,000,000)
Net increase in cash and equivalents	21,279,204	4,375,459
Cash and equivalents at beginning of period	10,030,033	5,654,574
Cash and equivalents at end of period	$ 31,309,237	$ 10,030,033

The accompanying notes are an integral part of these financial statements.

1. Organization

Northwestern Mutual Investment Services, LLC ("Company," "NMIS") is wholly-owned by The Northwestern Mutual Life Insurance Company ("Member," "NML"). The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"), and serves as the principal underwriter and distributor of NML's variable annuity and variable life insurance products. The Company also provides investment management and advisory services to affiliates of NML. See Note 6 regarding a change to the Company's business operations beginning January 1, 2002.

NML is one of the largest life insurance companies in the United States, offering life, annuity and disability income insurance products to the personal, business, estate and tax-qualified markets.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual future results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit with banks or invested in money market funds and are generally payable on demand. They are reported in the financial statements at fair value.

Revenues and Expenses

Revenues and expenses are reported on an accrual basis and are recognized when earned or incurred. Substantially all of the Company's revenues and expenses are related to transactions with NML and its affiliates.

Reclassifications

Certain balances at December 31, 2000 and for the year then ended have been reclassified to conform to the current year presentation. Reclassifications include commissions and other compensation paid to financial representatives for sales of variable annuity and variable life products; these have been presented to reflect the gross revenue generated and the related expense incurred.

3. Related Party Transactions

NMIS selects, trains and supervises financial representatives who are engaged in the distribution of NML's variable annuity and variable life insurance products. The Company reported $149,089,699 and $183,241,827 of commission income in 2001 and 2000, respectively, paid by NML. The Company reported $149,089,699 and $183,241,827 of commission expense in 2001 and 2000, respectively, to reflect the payment by NMIS of related commissions to these financial representatives. The Company also reported $5,997,728 and $3,468,675 of distribution management income paid by NML related to underwriting and distribution services provided by NMIS in 2001 and 2000, respectively.

The Company provides investment management and advisory services to Northwestern Mutual Series Fund, Inc. ("NMSF") and Mason Street Funds, Inc. ("MSF"), which are open-end investment management companies and affiliates of NML. These services are provided for a fee that is based on assets under management in the various investment funds. NMIS reported $36,580,842 and $39,825,382 of investment management and advisory fee income related to services provided to NMSF in 2001 and 2000, respectively, including $76,749 in fees waived by the Company and included in investment management and advisory fee expense in 2001. NMIS reported $3,602,052 and $3,468,368 of investment management and advisory fee income related to services provided to MSF in 2001 and 2000, respectively, including $1,359,405 and $1,636,699 in fees waived by the Company and included in investment management and advisory fee expense in 2001 and 2000, respectively.

NMIS also provides certain investment management and advisory services to MGIC Investment Corporation, of which NML indirectly owned approximately 5% of common shares outstanding at December 31, 2001. The Company reported $1,203,100 and $1,092,550 of investment management and advisory fee income related to these services in 2001 and 2000, respectively.

NMIS retains an affiliate of NML to provide investment management and advisory services. Expenses of $11,592,840 and $10,228,455 were incurred by NMIS in 2001 and 2000, respectively, for these services. NMIS also retains outside investment managers and advisers for certain funds of NMSF and MSF, for which expenses of $5,482,328 and $5,589,381 were incurred by NMIS in 2001 and 2000, respectively.

Under the terms of various service agreements, NML and affiliates provide all general management and administrative services on behalf of the Company. Expenses incurred by NMIS under these agreements were $12,809,008 and $3,990,291 in 2001 and 2000, respectively. The increase during 2001 relates primarily to certain system development and other costs charged by NML in anticipation of significant changes in the Company's business operations beginning in 2002. These changes will significantly alter the nature of the related party relationships described above. See Note 6.

4. Income Taxes

The Company is organized as a limited liability company, and as such is a disregarded entity for federal and state income tax purposes. Under a written tax-sharing agreement, NML collects from or refunds to NMIS income taxes determined as if the Company filed a separate tax return, which is the basis for the provision for tax expense reported in the statement of income. The Company remitted \$5,121,470 and \$6,947,000 in estimated tax payments to NML in 2001 and 2000, respectively, under this agreement. Income taxes receivable from NML due to overpayment of estimated taxes were \$438,935 and \$116,522 at December 31, 2001 and 2000, respectively, and were included in other assets.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires NMIS to maintain a minimum level of net capital. At December 31, 2001, the Company had net capital of \$26,824,656, which exceeded the minimum requirement of \$456,428 by \$26,368,228. NMIS is also required to maintain a ratio of aggregate indebtedness-to-net capital ratio not to exceed 1500%. At December 31, 2001, the Company had an aggregate indebtedness-to-net capital ratio of 26%.

6. Subsequent Event--Change in Business

Effective January 1, 2002, the Company has made significant changes to its business operations, as approved by the NASD.

In addition to distribution of NML variable annuity and variable life insurance products, NMIS will offer mutual funds, stocks and bonds to its customers through its registered financial representatives. NMIS has entered into an agreement with Robert W. Baird & Co., ("Baird") a broker-dealer registered with the SEC and a majority-owned, indirect subsidiary of NML, to provide securities execution, clearing and settlement services on an exclusive basis through 2006.

After December 31, 2001, NMIS will no longer provide investment management and advisory services to NMSF, MSF or MGIC Investment Corporation, as these services will be provided by another affiliate of NML.

NMIS will directly employ its own management and staff, including certain former employees of Baird. As a result, the agreement between the Company and NML for management and administrative services has been changed, although NML will continue to provide facilities and certain administrative services on behalf of NMIS.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

REPORT OF INDEPENDENT ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of and Member of
Northwestern Mutual Investment Services, LLC

The report on our audit of the basic financial statements of Northwestern Mutual Investment Services, LLC as of December 31, 2001 and for the year then ended appears at the front of this document. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 19, 2002

Northwestern Mutual Investment Services, LLC
December 31, 2001

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total membership equity from statement of financial position		$28,231,724
Total membership equity qualified for net capital		$28,231,724
Deductions:		
Non-allowable assets:		
Due from Mason Street Funds	$427,529	
Due from Mortgage Guaranty Insurance Corporation	304,910	
Other receivables	49,734	
		782,173
Net capital before haircuts on securities		$27,449,551
Haircuts on securities		624,895
Net capital		$26,824,656
AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition		$9,137,174
Less receivables from member available for offset		2,290,757
Total aggregate indebtedness		$6,846,417
Percentage of aggregate indebtedness to net capital		26%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement at 1500% debt limitation		$ 456,428
Excess net capital at 1500%		$26,368,228
Excess net capital at 1000%		$26,140,014

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Northwestern Mutual Investment Services, LLC is exempt from rule 15c3-3 under the provisions of rule 15c3-3(k)(1).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Northwestern Mutual Investment Services, LLC is exempt from rule 15c3-3 under the provisions of rule 15c3-3(k)(1).

RECONCILIATION UNDER RULE 17a-5(d)(4)

No material differences exist between the preceding computation of net capital and the unaudited Focus Report IIA of Form X-17A-5 as of December 31, 2001.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Member of
Northwestern Mutual Investment Services, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Northwestern Mutual Investment Services, LLC (the Company) for the year ended December 31, 2001, we considered its internal controls, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures, followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and in the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

PRICEWATERHOUSECOOPERS

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 19, 2002